UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8F

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      Merger

         [ ]      Liquidation

         [X] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business Development Company (Note:
                  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:     LEGACY BUILDER VARIABLE LIFE SEPARATE ACCOUNT

3.       Securities and Exchange Commission File No.:         811-9115

4.       Is this initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [X]      Initial Application       [ ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  4333 EDGEWOOD ROAD, NE
                  CEDAR RAPIDS, IOWA  52499-0001

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  PRISCILLA I. HECHLER
                  570 CARILLON PARKWAY
                  ST. PETERSBURG, FL  33716
                  727-299-1747


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7.       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

         PFL LIFE INSURANCE COMPANY
         4333 EDGEWOOD ROAD, NE
         CEDAR RAPIDS, IOWA  52499-0001

         1-800-525-6205

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

                  [ ]      Management company;

                  [X]      Unit investment trust; or

                  [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [ ]      Open-end         [ ]      Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  IOWA

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contract with those advisers have been terminated:

                  THE FUND IS A UNIT INVESTMENT TRUST SEPARATE ACCOUNT AND DOES NOT HAVE ITS OWN INVESTMENT ADVISERS OR INVESTMENT SUB-ADVISERS.


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

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  AFSG SECURITIES CORPORATION (SINCE MAY 1999)
                  4333 EDGEWOOD ROAD, NE
                  CEDAR RAPIDS, IOWA  52499-0001

                  AEGON USA SECURITIES, INC.
                  4333 EDGEWOOD ROAD, NE
                  CEDAR RAPIDS, IOWA  52499-0001

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

                           PFL LIFE INSURANCE COMPANY
                           4333 EDGEWOOD ROAD, NE
                           CEDAR RAPIDS, IOWA  52499-0001

         (b)      Directors' name(s) and address(es):

         ---------------------------------------------------------------------------------------------
                       NAME AND ADDRESS                                     TITLE
         ---------------------------------------------------------------------------------------------
         Bart Herbert, Jr.                              Director, Chairman of the Board, and
         1111 N. Charles Street                         Executive Vice President
         Baltimore, MD  21201
         ---------------------------------------------------------------------------------------------
         Larry N. Norman                                Director and President
         4333 Edgewood Road, NE
         Cedar Rapids, IA  52499-0001
         ---------------------------------------------------------------------------------------------
         Patrick S. Baird                               Director, Senior Vice President and Chief
         4333 Edgewood Road, NE                         Operating Officer
         Cedar Rapids, IA  52499-0001
         ---------------------------------------------------------------------------------------------
         Douglas C. Kolsrud                             Director, Senior Vice President, Chief
         4333 Edgewood Road, NE                         Investment Officer and Corporate Actuary
         Cedar Rapids, IA  52499-0001
         ---------------------------------------------------------------------------------------------
         Craig D. Vermie                                Director, Vice President, Secretary and
         4333 Edgewood Road, NE                         General Counsel
         Cedar Rapids, IA  52499-0001
         ---------------------------------------------------------------------------------------------

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [X]      Yes              [ ]       No


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

         If Yes, for each UIT state:

                  Name(s): LEGACY BUILDER VARIABLE LIFE SEPARATE ACCOUNT

                  File No.: 811-9115

                  Business Address: 4333 EDGEWOOD ROAD, NE
                                    CEDAR RAPIDS, IOWA  52499-0001

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes              [X]      No

         If Yes, state the date on which the board vote took place:

         If No, explain: SINCE ITS INCEPTION IN 1999, THE FUND HAS SOLD NO POLICIES, AND HAS ACCUMULATED NO ASSETS. SINCE THE FUND IS NOT ACTIVELY SELLING ITS SECURITIES, THE DEPOSITOR HAS MADE THE BUSINESS DECISION TO DISCONTINUE THE FUND.

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes              [X]      No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain: THE FUND HAS NEVER HAD ANY SHAREHOLDERS.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [ ]      Yes              [ ]      No

         (a) If Yes, list the date(s) on which the fund made those distributions:

         (b)      Were the distributions made on the basis of net assets?

                  [ ]      Yes              [ ]      No

         (c)      Were the distributions made pro rata based on share ownership?

                  [ ]      Yes              [ ]      No


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

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?

                  [ ]      Yes              [ ]      No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-End funds only:

         Has the fund issued senior securities?

                  [ ]      Yes              [ ]      No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

                  [ ]      Yes              [ ]      No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [ ]      Yes              [ ]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                  [ ]      Yes              [ ]      No


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

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ]      Yes              [ ]      No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ]      Yes              [ ]      No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:

                  (ii)     Accounting expenses:

                  (iii)    Other expenses (list and identify separately):

                  (iv)     Total expenses (sum of lines (i)-(iii) above):

         (b)      How were these expenses allocated?

         (c)      Who paid those expenses?

         (d)      How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ]      Yes              [ ]      No

         If Yes, cite the release numbers of the Commission's notice and order or, of no notice or order has been issued, the file number and date the application was filed:


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

V.      CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [ ]      Yes              [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ]      Yes              [X]      No

         If Yes, describe the nature and extent of those activities:

VI.     MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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

                                  VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Legacy Builder Variable Life Separate Account; (ii) she is the Assistant Vice President and Assistant Secretary of PFL Life Insurance Company; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this form N-8F application are true to the best of her knowledge, information and belief.




                                   LEGACY BUILDER VARIABLE LIFE SEPARATE ACCOUNT

                                   By: /s/ PRISCILLA I. HECHLER
                                       -----------------------------------------
                                   Name (Print):  PRISCILLA I. HECHLER
                                                 ---------------------
                                   Title:  ASSISTANT VICE PRESIDENT
                                           AND ASSISTANT SECRETARY
                                           -----------------------


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